March 4, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Jessica Ansart

Re:	Nautilus Biotechnology, Inc.
Registration Statement on Form S-3
Filed on February 28, 2024
File No. 333-277437

Acceleration Request

Requested Date:	March 6, 2024
Requested Time:	4:00 p.m. Eastern Time, or as soon thereafter as practicable
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nautilus Biotechnology, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-277437) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Zachary B. Myers at (858) 350-2350.

Sincerely,

NAUTILUS BIOTECHNOLOGY, INC.

By:	/s/ Sujal Patel
Sujal Patel
President and Chief Executive Officer

cc:	Anna Mowry, Nautilus Biotechnology, Inc.
Matthew Murphy, Nautilus Biotechnology, Inc.
Zachary B. Myers, Wilson Sonsini Goodrich & Rosati